UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

The Singing Machine Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

829322304

(CUSIP Number)

Milton C, Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,675,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,675,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.5%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Common Stock held by Digital Power Lending, LLC.

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS Digital Power Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,675,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,675,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,675,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,675,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.5%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held by Digital Power Lending, LLC.

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS Kenneth S. Cragun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS James M. Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 829322304

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed by the undersigned on June 13, 2022 as amended on June 16, 2022, June 24, 2022 and July 11, 2022 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 4, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i)	BitNile Holdings, Inc., a Delaware corporation (“BitNile”), with respect to the Shares beneficially owned by it through its subsidiary Digital Power Lending, LLC;

(ii)	Digital Power Lending, LLC, a California limited liability company, with respect to the Shares directly and beneficially owned by it;

(iii)	Milton C. Ault, III, Founder and Executive Chairman of BitNile;

(iv)	Kenneth S. Cragun, Chief Financial Officer of BitNile and a member of the Board of Directors of the Issuer; and

(v)	James M. Turner, Deputy General Counsel and Vice President of Legal Affairs of BitNile and a member of the Board of Directors of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BitNile Holdings, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Digital Power Lending, LLC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of BitNile is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Digital Power Lending, LLC is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.  The principal business address of Messrs. Ault and Cragun is c/o BitNile Holdings, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Turner is c/o BitNile Holdings, Inc., 100 Park Avenue, Suite 1658A, New York, NY 10017.

(c)        BitNile is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BitNile owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including defense/aerospace, industrial, automotive, telecommunications, medical/biopharma, and textiles. The principal business of Digital Power Lending, LLC is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of BitNile. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of BitNile. The principal occupation of Mr. Turner is serving as the Deputy General Counsel and Vice President of Legal Affairs of BitNile.

CUSIP No. 829322304

(d)       No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        BitNile is organized under the laws of the State of Delaware. Digital Power Lending, LLC is organized under the laws of the State of California. Messrs. Ault, Cragun and Turner are citizens of the United States of America. The citizenship of the persons listed in Schedules A and B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by Digital Power Lending, LLC were purchased with working capital in open market purchases. The Shares transacted by Digital Power Lending, LLC as reported on this Amendment No. 4 increased Digital Power Lending, LLC’s aggregate expenditures by $818,693.97. Consequently, as of the date of this Amendment No. 3, Digital Power Lending, LLC has expended an aggregate of $8,762,054.53 for the purchase of the Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

Following discussions between Mr. Ault, the Executive Chairman of BitNile, and management of the Issuer, the Nominating and Corporate Governance Committee of the Issuer evaluated and proposed that Kenneth S. Cragun, BitNile’s Chief Financial Officer and James M. Turner, BitNile’s Deputy General Counsel and VP of Legal Affairs, be nominated to the Issuer’s Board of Directors. The Issuer’s Board of Directors accepted these nominations and appointed Messrs. Cragun and Turner to the Board of Directors on July 27, 2022, to serve until the next annual meeting of stockholders and their successors are duly elected and qualified.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 3,017,700 Shares outstanding, which is the total number of Shares outstanding as of July 14, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 14, 2022.

A.	BitNile Holdings, Inc.

(a)	As of the close of business on July 29, 2022, BitNile may be deemed to beneficially own 1,675,000 Shares, consisting of Shares held by Digital Power Lending, LLC. BitNile may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 55.5%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,675,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,675,000

(c)	BitNile has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 829322304

B.	Digital Power Lending, LLC

(a)	As of the close of business on July 29, 2022, Digital Power Lending, LLC beneficially owns 1,675,000 Shares held directly by it.

Percentage: 55.5%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,675,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,675,000

(c)	Other than as previously disclosed on the Schedule 13D and the transactions set forth in Schedule C attached hereto, which are both incorporated by reference, Digital Power Lending, LLC has not entered into any transactions in the Shares during the past sixty days. All of such transactions were effected in the open market.

C.	Milton C. Ault, III

(a)	As of the close of business on July 29, 2022, Mr. Ault may be deemed to beneficially own 1,675,000 Shares, consisting of Shares held by Digital Power Lending, LLC. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of his relationship with such entity described in Item 2.

Percentage: 55.5%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,675,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,675,000

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the close of business on July 29, 2022, Mr. Cragun beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	James M. Turner

(d)	As of the close of business on July 29, 2022, Mr. Turner beneficially owned 0 Shares.

Percentage: 0%

(e)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(f)	Mr. Turner has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 829322304

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On July 29, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among BitNile Holdings, Inc., Digital Power Lending, LLC, Milton C. Ault, III, Kenneth S. Cragun and James M. Turner, dated July 29, 2022.

CUSIP No. 829322304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2022

BITNILE HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

DIGITAL POWER LENDING, LLC
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

/s/ James M. Turner
JAMES M. TURNER

CUSIP No. 829322304

SCHEDULE A

Officers and Directors of BitNile Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

CUSIP No. 829322304

SCHEDULE B

Officers and Directors of Digital Power Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Digital Power Lending, LLC	c/o Digital Power Lending, LLC, 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA

CUSIP No. 829322304

SCHEDULE C

Transactions in the Shares of Common Stock During the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	2,000	7.7375	06/24/2022
Purchase of Common Stock	1,200	8.3123	06/28/2022
Purchase of Common Stock	6,800	8.5429	06/29/2022
Purchase of Common Stock	5,000	8.1460	06/30/2022
Purchase of Common Stock	4,000	8.1174	07/01/2022
Purchase of Common Stock	1,300	7.7785	07/05/2022
Purchase of Common Stock	1,300	7.9706	07/07/2022
Purchase of Common Stock	5,249	7.85	07/08/2022
Purchase of Common Stock	851	8.7274	07/14/2022
Purchase of Common Stock	542	8.8436	07/15/2022
Purchase of Common Stock	12,117	8.0604	07/19/2022
Purchase of Common Stock	4,741	7.8550	07/20/2022
Purchase of Common Stock	34.831	7.6998	07/21/2022
Purchase of Common Stock	3,300	8.0116	07/22/2022
Purchase of Common Stock	18,769	7.5721	07/25/2022
Purchase of Common Stock	6,000	7.5777	07/26/2022
Purchase of Common Stock	16,000	7.5034	07/27/2022
Purchase of Common Stock	9,000	7.6993	07/28/2022